October 21, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Bret Johnson

Re:	Essex Rental Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 0-52459

Dr. Mr. Johnson:

           Set forth below is the response on behalf of Essex Rental Corp. (“Essex”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated September 25, 2009 (the “Comment Letter”), concerning Essex’s Annual Report on Form 10-K (the “Annual Report”) for the fiscal year ended December 31, 2008.  In this Comment Response Letter unless the context otherwise requires, the words “we”, “us” and “our” refer to Essex.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Note 2, Summary of Significant Accounting Policies
Goodwill and Other Intangible Assets, Page F-20

1.	We note the additional proposed disclosures you provided in response to prior comment 3. In addition, please provide us and revise your proposed disclosures to:

a.	Quantify the final purchase price allocation.

Response:  A table quantifying the final purchase price allocation is already provided in footnote 1, “Business and Principles of Consolidation” to the financial statements included in the Annual Report.  See page F-16 of the Annual Report. Such allocation table will be incorporated into our proposed footnote 1 disclosure in future filings, as revised below, such that the disclosure will read as follows:

The fair value of the assets acquired and liabilities assumed arising from the acquisition as of October 31, 2008 were as follows:
  Assets Acquired:

  Cash
$1,191,660

  Accounts receivable
10,701,304

  Other current assets
4,964,670

  Rental equipment
256,086,550

  Property and equipment
8,095,892

  Spare parts inventory
3,064,029

  Goodwill
23,895,733

  Other intangible assets
3,640,000

  Other assets
2,429,403

 Total Assets Acquired
314,069,241

  Liabilities Assumed:

  Accounts payable and accrued liabilities
13,848,973

  Deferred tax liabilities
74,951,611

 Total Liabilities Assumed
88,800,584

 Net Assets Acquired
$225,268,657
The methodology in allocating the final adjusted purchase price of Holdings of $225.3 million, including related includable transaction expenses, to the Balance Sheet including the assets acquired and liabilities assumed is described below as follows:

•	The book value of cash, accounts receivable, other current assets, accounts payable and accrued liabilities were determined to approximate their fair value due to their short term nature;

•	An experienced and qualified third party assisted in the valuation of the Company’s rental equipment and property and equipment based on assumptions provided by management;

•	An experienced and qualified third party assisted in the valuation of intangible assets including customer relationship intangible and trademark based in part on assumptions provided by management;

•
The fair value of the Retained Interests accepted by Essex Crane’s officers in lieu of cash was based on the enterprise value for Essex Holdings ascribed by the total purchase price paid in the Essex acquisition.  The number of shares of the Company’s common stock into which the Retained Interests could be converted was based on the estimated per share cash in trust as of the acquisition closing date and approximated the common stock price on the acquisition agreement date;

•	The fair value used for the common stock issued in exchange for investment banking services was based on the Essex Rental Corp stock price on the acquisition closing date; and

•	The remaining excess purchase price paid over the net assets acquired, which included transaction costs incurred, was recorded as goodwill.

b.
Quantify the significant assumptions you used to negotiate the purchase price and the revised assumptions you used to determine that goodwill was impaired.  For example a quantified discussion of the changes in the assumed discount rates, comparable company/transaction multiples, and financial forecasts may help your investors to more fully understand the factors that led to the goodwill impairment.

Response:  In future filings with the Commission, we will provide the following proposed disclosure in Management’s Discussion and Analysis and the notes to the Company’s financial statements which discuss the Essex acquisition and resulting Goodwill and Other Intangible Assets:

The purchase price of the Holdings acquisition was negotiated during the fourth quarter of 2007 and the first quarter of 2008 and was agreed upon on March 6, 2008, the date the purchase agreement was signed.  The purchase agreement provided for a purchase price of $210 million, subject to adjustment at and after the closing date based on Essex Crane’s working capital at closing and crane purchases and sales by Essex Crane prior to the closing date.  The adjusted purchase price, excluding related transaction expenses, as of the closing date was $215.5 million.

The Company based its purchase price negotiations on its estimates of the enterprise value of Holdings, which in turn were based on Holdings’ historical and projected revenue and earnings before interest, taxes, depreciation and amortization (EBITDA), which were provided by the sellers.  The Company’s Management and financial advisor determined that the purchase price was fair to the Company from a financial point of view using three methodologies:

•	an analysis of expected discounted future cash flows, wherein the advisor applied a discount rate of 14.1% to compute the fair value of Essex’s discounted future cash flows;

•
an analysis of comparable public companies, wherein the advisor utilized the median EBITDA and EBIT multiple of eight publicly traded companies that the advisor and Management believed were comparable to Essex; and

•
an analysis of comparable transactions, wherein the advisor utilized the median EBITDA and EBIT multiple from 14 transactions the advisor and Management believed were comparable to the Essex acquisition.

For additional information regarding the assumptions used to negotiate the purchase price and the analysis performed by our financial advisor, please see the sections of Essex’s Definitive Proxy Statement, filed with the Commission on October 8, 2008, entitled “THE ACQUISITION PROPOSAL – Background of the Acquisition” (beginning on page 43) and “THE ACQUISITION PROPOSAL – Fairness Opinion” (beginning on Page 49).

The Company’s management continued to believe that the negotiated purchase price was fair as of the October 31, 2008 closing date given the financial results of Holdings through September 30, 2008, which were consistent with the projections evaluated by the Company’s management (and the financial advisor that provided a fairness opinion) when originally analyzing the enterprise value of Holdings and negotiating the purchase price.

As required by applicable accounting guidance, the Company was required to consider various triggering events that could indicate that its fair value had fallen below its book value as of December 31, 2008 which could result in the recognition of an impairment loss.  Management determined that the 35.3% decline in its stock price from $6.95 on October 31, 2008, the date of the acquisition, to $4.50 at December 31, 2008 was a triggering event that required further analysis.  The decline in stock price resulted in the Company’s market capitalization being less than the book value of equity for the month of December 2008, which management considered an extended period of time. As such, the Company engaged an experienced and qualified third party to assist Management in performing a valuation of goodwill using management’s assumptions discussed below.

The Company, as required by applicable accounting guidance, considered all financial information available through February 2009  in refining its assumptions used to perform the valuation including its declining revenues, gross margin, a declining backlog and other financial information in determining its forecast of future revenues, gross margin, EBITDA and EBIT.  These forecast assumptions were significantly worse than those utilized in determining the purchase price in March 2008 (which management also considered appropriate as of the October 31, 2008 acquisition date) due to the rapidly declining economy and the credit crisis during November and December 2008 which continued into the first quarter of 2009 at which time it began negatively effecting our business.  In addition to reduced forecast assumptions, there was also a decline in other market based measures, including the EBITDA median multiple of comparable public companies, which were brought on by the rapidly declining economy and credit crisis.  A valuation of the Company was prepared for goodwill impairment analysis purposes using the following methodologies:

•
an analysis of expected discounted future cash flows, wherein the advisor applied a discount rate of 13.0 % to five years of forecasted future cash flows to compute the fair value of Essex’s discounted future cash flows;

•
an analysis of EBITDA  multiples calculated using an estimated enterprise value based on financial information for comparable public companies, wherein the advisor used an EBITDA multiplier for seven publicly traded companies that the advisor and Management believed were comparable to Essex.

The average EBITDA estimates for the comparable five year period used in the discounted cash flow valuation for the goodwill impairment evaluation were 14.1% lower than those used for the fairness opinion.  Also, the EBITDA multiple derived from the estimated enterprise value of comparable public companies used for the goodwill impairment evaluation decreased approximately 43.7% from the acquisition date value used in the fairness opinion.

Based on the results of the valuation performed and in conjunction with the significant decreases in the metrics used in the valuation, the fair value of the equity of the Company’s single reporting unit was estimated at approximately $49.7 million, compared to book value of equity of approximately $86.9 million.  Since the book value of equity exceeded its fair value by more than the amount of the goodwill recorded at December 31, 2008, all of the goodwill was deemed to be impaired resulting in a loss of approximately $23.9 million recognized in the Company’s statement of operations for the year ended December 31, 2008.

c.	Quantify the required fair market value based on the 80% test to allow your investors to easily compare the fair value of Holdings to that required by the SPAC agreement.

Response:  In future relevant filings with the Commission, we will provide the following disclosure in Management’s Discussion and Analysis and a footnote to the Company’s financial statements which discusses the acquisition of Essex Crane:

Under the terms of the its initial public offering, the Company’s initial business combination was required to be with a business whose fair market value was at least equal to 80% of the Company’s net assets on the acquisition date.  The fairness opinion obtained by the Company’s board of directors in connection with the acquisition included an opinion that the fair market value of Holdings satisfied the “80% test”, based on the maximum net asset value of the Company, which the financial advisor determined to be approximately $155.0 million based on the Company’s book value as of September 30, 2007 of approximately $79.8 million and approximately $75.2 million in contingent capital representing the aggregate exercise price of the Company’s outstanding warrants that would become exercisable following the closing of a business combination, which had not significantly changed as of the acquisition date.  The purchase price excluding transaction costs (the fair market value of the acquired company) of $215.5 million was well in excess of $124.0 million (80% of $155.0 million, the maximum value of the acquiring company).

If you have any questions regarding any of our responses or Essex’s Annual Report, please feel free to call me at (847) 215-6502.

Sincerely yours,

/s/ Martin A. Kroll
Martin A. Kroll